Exhibit 5.1

(Includes Exhibit 23.2)

June 18, 2020

Equinix, Inc.

One Lagoon Drive

Redwood City, CA 94065

Re:	Equinix, Inc. Registration Statement

for 4,000,000 Shares of Common Stock

Ladies and Gentlemen:

I refer to your registration on Form S-8 (the “Registration Statement”) under the Securities Act of 1933, as amended, of 4,000,000 shares of common stock, par value $0.001 per share, of Equinix, Inc. (“Common Stock”) issuable in the aggregate under the 2020 Equity Incentive Plan (the “Plan”). I advise you that, in my opinion, when such shares have been issued and sold pursuant to the applicable provisions of the Plan, and in accordance with the Registration Statement, such shares will be validly issued, fully paid and nonassessable shares of the Company’s Common Stock.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Brandi Galvin Morandi
Brandi Galvin Morandi
Chief Legal and Human Resources Officer and
Corporate Secretary